August 26, 2025

Faraz Ali
Chief Executive Officer
Tenaya Therapeutics, Inc.
171 Oyster Point Boulevard, Suite 500
South San Francisco, CA 94080

       Re: Tenaya Therapeutics, Inc.
           Form 10-K for the Year Ended December 31, 2024
           File No. 001-40656
Dear Faraz Ali:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2024
Part I
Item 1. Business
Our Gene Therapy Programs
TN-201: Gene Therapy for MYBPC3-associated HCM, page 7

1. We note your disclosures describing TN-201 as "potential first-in class and best-in-
       class" and describing trial results as "encouraging" with respect to interim safety and biopsy data. Please note that safety and efficacy determinations are the exclusive authority of the FDA or equivalent foreign regulator. In future filings, please refrain from providing such conclusory statements regarding safety and efficacy and replace such statements with a discussion of the objective data based on your trial observations, such as indicating that the product candidate was well tolerated, providing a descriptions of any serious adverse events with the number of instances each type of event was observed, and indicating how many times the trial endpoints were met or were not met. Similarly, refrain from describing TN-401 as a "potential best-in-class AAV-based gene therapy."
 August 26, 2025
Page 2

Intellectual Property , page 18

2. Please revise future filings to disclose the specific jurisdictions for your issued and pending foreign patents for each patent family.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gary Newberry at 202-551-3761 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:   Jennifer Drimmer, J.D.